08005986

RECEIVED

2008 NOV 24 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

November 17, 2008

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **November 04th, 2008** concerning the results of H1/2008 (**"Successful "*automechanika*" exhibit in the third quarter"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o F. Fitter

p.o. Florian Fitter

PROCESSED
NOV 26 2008
THOMSON REUTERS

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Commercial Register Augsburg

RECEIVED

2008 NOV 24 A 11:32

Successful "*automechanika*" exhibit in the third quarter:

- **6.1% revenue growth to €212.3m (prior year: €200.1m)**
- **12.2% improvement in operating result (EBIT) to €19.3m (prior year: €17.2m); earnings per share doubled to €0.73**
- **Successful exhibit of numerous innovations at the "*automechanika 2008*" trade fair**

Augsburg, November 04, 2008 - "Ahead of its time. Excellence right down to the last detail" was this year's motto of WashTec for the „*automechanika*" in September, the largest international trade fair for the industry, where WashTec successfully exhibited its complete product range and a number of innovations to a wide international public. Visitors from more than 60 countries with an increasing share of visitors from Eastern European countries visited WashTec's 1,250m² exhibit area. The revealed innovations included, amongst others, the new roll-over carwash SoftCare² with a new design, which is able to wash all current vehicle types from Minis to SUVs. It includes many new features, such as larger wheel washers, a pivoting roof dryer with a 270° range for optimal drying results and the patented new SofTecs² wash material. The subsidiary AUWA-Chemie GmbH & Co. KG also had its own booth and made its inaugural presentation as the latest member of the WashTec Group.

During the first nine months of this year, revenues of €212.3m were generated. This represents a €12.2m or 6.1% growth compared to the same period last year (2007: €200.1m). In line with expectations, revenues in the third quarter grew to €72.7m, €1.9m higher than 2007 (€70.8m). Due to the financial and economic crisis, the revenues in the USA were below the prior year level while revenues in Europe increased during the third quarter compared to last year. The business development of AUWA-Chemie GmbH & Co. KG, which was acquired in the second quarter of 2008, generated a positive contribution to the group.

The operating result (EBIT) rose year-to-date to €19.3m (2007: €17.2m). The EBIT margin improved from 8.6% to 9.1%. In the first three quarters, the EBT rose by €2.8m to €17.1m (2007: €14.3m). The net income increased from €5.4m in 2007 to €11.0m resulting in doubling Earnings per Share from €0.36 to €0.73. It should be noted however, that the 3rd quarter 2007 included a €3.3m deferred tax assets write-off due to the German tax reform. As a result of the positive development the equity ratio rose to 40.2%.

Based on the improved earnings in the first three quarters of 2008, net cash flows from operating activities totalled €16.3m and were therefore significantly higher than in the previous year (2007: €11.3m).

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

WashTec

Forecast

Since revenues shifted into the first half of the year compared to 2007, the revenue growth for the full year 2008 will be below the 6% growth of the first nine months.

Due to the financial crisis and therefore very difficult financing conditions, as well as the negative economic outlook worldwide, the company now expects a growth rate below the original target of 4% to 7% for the full year by stable operating result (EBIT).

It is likely that the business development for 2009 and possibly 2010 will be influenced by the severity and duration of the financial crisis and economic downturn. This will impact mainly WashTec's machine business for individual customers and the short-term growth potential in the United States.

The strategic goals of the company remain unchanged. This includes expanding the offerings related to all aspects of the car wash business, expanding the market position in the focus markets of Eastern Europe and the USA and realizing further potential efficiencies, which should lead to earnings and revenue growth. Acquisition opportunities to expand the market position will be actively monitored.
The communicated long-term financial goals remain intact, but their timing can be impacted by the duration of the financial crisis and its economic impact.

Key Performance Indicators:

EUR m	Jan 1 to Sep 30, 2008	Jan 1 to Sep 30, 2007
Revenues	212.3	200.1
EBITDA	24.9	22.9
EBIT	19.3	17.2
EBT	17.1	14.3

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

END